Exhibit 99.4

SECOND AMENDMENT TO COLLABORATION AND LICENSE AGREEMENT
This Second Amendment to Collaboration and License Agreement (the “Second Amendment”) is entered into as of July 26, 2023 (the “Second Amendment Date”) by and between Exscientia AI Limited, registered in Scotland under SC428761, whose registered office is at Level 3, Dundee One River Court, 5 West Victoria Dock Road, Dundee, United Kingdom (“EXS”), and Sanofi, a French Société Anonyme, having its registered head office at 54, rue La Boétie, 75008 Paris, France (“Sanofi”). EXS and Sanofi are each referred to herein by name or, individually, as a “Party” or, collectively, as the “Parties.”
Recitals
WHEREAS the Parties entered into that certain Collaboration and License Agreement (as amended by the First Amendment and this Second Amendment, the “Agreement”), dated January 4, 2022, and that certain First Amendment to Collaboration and License Agreement, dated January 30, 2023 (the “First Amendment”); and
WHEREAS the Parties wish to amend the Agreement to modify certain terms and conditions of the Agreement, as further described herein.
Now Therefore, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Second Amendment, in accordance with Clause 37.4 of the Agreement, the Parties agree as follows:
1.Defined Terms. As used in this Second Amendment, capitalized terms, whether used in the singular or plural form, that are capitalized but not defined herein shall have the meanings ascribed to such terms in the Agreement.
2.Amendments.
(a)Clause 1.1.175 of the Agreement is hereby deleted in its entirety and replaced with the following:
1.1.175    “Research Term” means the date starting on the Effective Date and ending on the [***] anniversary of the Effective Date, provided that if the Substitution Term has not expired before the [***] anniversary of the Effective Date, then the Research Term will be extended until the later of: (i) the date on which the Substitution Term expires, and (ii) if any Approved Collaboration Target was substituted for another Approved Collaboration Target before the expiration of the Substitution Term, the date on which the Small Molecule Research Project for the substituted-in Approved Collaboration Target is completed or terminated by the Joint Steering Committee.

(b)Clause 1.1.194 of the Agreement is hereby deleted in its entirety and replaced with the following:
1.1.194    “Sanofi-Originated Molecule” means a Small Molecule originated from Sanofi’s early stage Research pipeline that is Controlled by Sanofi or one of its Affiliates as of the date such Small Molecule is provided by or on behalf of Sanofi to EXS for use in the Research Collaboration hereunder, as identified in the applicable Research Plan.

(c)Clause 1.1.213 of the Agreement is hereby deleted in its entirety and replaced with the following:
1.1.213    “Substitution Term” means the period running from the Effective Date through the expiration of the [***].

Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

(d)A new Clause 1.1.245 is hereby added to the Agreement which shall provide as follows:
1.1.245    “[***] Target” means a Collaboration Target that, as of the date it is designated as an Approved Collaboration Target in accordance with Clause 4.1 of the Agreement, is designated as a [***] Target by the Joint Steering Committee based on the criteria set forth on Exhibit B to the Second Amendment, in accordance with Clause 4.1 of the Agreement.

(e)A new Clause 1.1.246 is hereby added to the Agreement which shall provide as follows:
1.1.246    “[***] Target” means a Target that, as of the date it is designated as a Collaboration Target or a Substitution Target in accordance with paragraph 3.3 of Schedule 1 [***] of the Agreement, is designated as a [***] Target by the Joint Steering Committee based on the criteria set forth on Exhibit A to the Second Amendment, in accordance with paragraph 3.3 of Schedule 1 [***] of the Agreement.

(f)A new Clause 1.1.247 is hereby added to the Agreement which shall provide as follows:
1.1.247    “Second Amendment” means that certain second amendment to this Agreement, dated July [***], 2023.

(g)Paragraph 3.3 of Schedule 1 [***] of the Agreement is hereby deleted in its entirety and replaced with the following:
3.3    [***]

(h)Paragraph 4.1 of Schedule 1 [***] of the Agreement is hereby deleted in its entirety and replaced with the following:
4.1    [***]

(i)Clause 4.1 of the Agreement is hereby deleted in its entirety and replaced with the following:
4.1    Following the successful completion of the Target Validation Plan with respect to a Collaboration Target that is a Small Molecule Inhibitor modality and the delivery of the Preliminary Research Plan in accordance with Clause 3.2, the Joint Steering Committee shall either:

(a)    designate in writing the applicable Collaboration Target as an “Approved Collaboration Target”; or

(b)    reject in writing the applicable Collaboration Target as an Approved Collaboration Target. For clarity, such rejected Collaboration Target may be subsequently determined by the Joint Steering Committee to be a Collaboration NSM Target in accordance with paragraph 5.1 of Schedule 1.

At the time the Joint Steering Committee designates a Collaboration Target as an Approved Collaboration Target, it will also designate whether such Target is a [***] Target, based on the criteria set forth on Exhibit B to the Second Amendment. For clarity, the Joint Steering Committee shall [***]. Unless the Joint Steering Committee agrees otherwise, there will be no more than [***] Small Molecule Research Projects with respect to [***] Targets ongoing concurrently at any given time during the Research

Term. As an example, if there are [***] Small Molecule Research Projects ongoing with respect to [***] Targets at a given time, and [***] substituted out pursuant to any of Sanofi’s substitution rights in Clauses 4.5 and 4.6, then the Joint Steering Committee could subsequently designate [***] new Approved Collaboration Targets as [***] Targets. In the event the Joint Steering Committee is unable to reach a decision by consensus as to whether (i) a particular Target should be designated as an Approved Collaboration Target or (ii) a particular Target should be designated as a [***] Target, then Clause 11.9 will apply, and for the avoidance of doubt, following the dispute resolution process described in Clause 11.9 and subject to the exceptions set forth in Clause 11.9(a)-(m), Sanofi will have the final decision-making authority with respect to such decision; provided that the exceptions set forth in Clause 11.9(a)-(c) shall not limit Sanofi’s ability to exercise its final decision-making authority with respect to whether (i) a particular Target should be designated as an Approved Collaboration Target or (ii) a particular Target should be designated as a [***] Target. For purposes of the dispute resolution process described in Clause 11.9, the Parties’ respective Senior Executive management contacts shall be (x) in the case of Exscientia, its Chief Executive Officer and (y) in the case of Sanofi, its Global Head of Research (or in each case, their respective designees with power and authority to resolve the disputed matter).

(j)The Parties hereby acknowledge and agree that (i) [***] shall be considered a [***] Target for purposes of this Second Amendment, and (ii) [***] shall be considered a [***] Target for purposes of this Second Amendment; provided that, notwithstanding anything in Clause 14.1 of the Agreement to the contrary, [***]. The Parties acknowledge that [***] do not necessarily satisfy the criteria to qualify as a [***]Target or [***] Target, as applicable, but the Parties have agreed [***] in consideration of the covenants and conditions contained in this Second Amendment. For clarity, (i) any Targets designated as Collaboration Targets prior to the Second Amendment Date (other than [***]) shall not be considered [***]Targets, and (ii) any Collaboration Targets designated as Approved Collaboration Targets prior to the Second Amendment Date (other than [***]) shall not be considered [***] Targets.
(k)Clause 4.6 of the Agreement is hereby deleted in its entirety and replaced with the following:
4.6    After the [***] with respect to [***] Approved Collaboration Targets and [***] following the start of the drug design activities in accordance with the Research Plan for that Approved Collaboration Target as recorded by the Alliance Managers (excluding any preliminary preparation steps such as [***]) under the applicable Small Molecule Research Project for that Approved Collaboration Target, Sanofi (in its sole discretion) will have the [***] to substitute, at no cost, each of those [***] Approved Collaboration Targets for any Target listed in the Nomination List or Substitution List [***]. For the avoidance of doubt, any Target that has become an Approved Collaboration Target due to the [***] in the Nomination List or Substitution List.

(l)New Clauses 11.9(k) to 11.9(m) are hereby added to the Agreement which shall provide as follows:
11.9    […]

(k)     amend any criteria for [***] Targets, as set forth on Exhibit A to the Second Amendment, or for [***] Targets, as set forth on Exhibit B to the Second Amendment;

(l)    determine that more [***] active Target Validation Plans with respect to [***] Targets can be ongoing concurrently at any given time during the Research Term; or

(m)    determine that more than [***] active Small Molecule Research Projects with respect to [***] Targets can be ongoing concurrently at any given time during the Research Term.

(m)Clause 14 of the Agreement is hereby deleted in its entirety and replaced with the following:
14.1Subject to Clauses 14.2 and 14.3, in respect of each Approved Collaboration Target, (i) upon the first occurrence of the [***] to be achieved for that Approved Collaboration Target and (ii) upon the first occurrence of the [***] to be achieved for that Approved Collaboration Target, in each case, as described in the table below (a “Research Milestone”), EXS shall invoice Sanofi and Sanofi shall pay EXS the corresponding amount set out in the table below (each, a “Research Milestone Payment”), in accordance with Clause 19.8 (with the applicable Research Milestone Payment [***] and [***] and [***]):

[***]	[***]
[***]
	[***]	[***]
[***]	[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]
	[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

14.2    For the avoidance of doubt:
(a)subject to Clause 14.2(c), in respect of each Approved Collaboration Target, [***] and, for clarity, if a Target is both a [***] and a [***] Target, then [***]; and
(b)where multiple Small Molecules or Collaboration Development Candidates are Directed To the same Approved Collaboration Target, [***];

(c)where (i) any Approved Collaboration Target has been substituted in pursuant to the [***] as a replacement for an Approved Collaboration Target (the “Substituted Out Target”) and (ii) prior to the date of substitution, [***]; and
(d)if, prior to the date on which any [***] becomes payable with respect to an [***] for an Approved Collaboration Target, [***].
14.3    Sanofi shall pay, for all Research Milestone Payments in aggregate, no more than USD [***]. If a Research Milestone Payment would result in Sanofi paying in excess of USD [***], then Sanofi shall pay the portion of that Research Milestone Payment that results in Sanofi paying USD [***] in aggregate for all Research Milestone Payments. After Sanofi has paid USD [***] in aggregate for all Research Milestone Payments, no further Research Milestone Payments will be due.

(n)A new Clause 22A is hereby added to the Agreement which shall provide as follows:
22A    PRE-ACT RESEARCH INVENTIONS
22A.1    Other than any [***], all Patent Rights, Know-How, and other intellectual property rights arising out of Research activities conducted under the Research Collaboration prior to designation of a Target as an Approved Collaboration Target shall be referred to as “Pre-ACT Research Inventions”. For clarity, Pre-ACT Research Inventions [***] or [***]. Ownership of all Pre-ACT Research Inventions [***]. For clarity, each Party shall [***].
22A.2    Subject to the other terms of the Agreement, including the exclusivity obligations in Clause 2 of the Agreement and the exclusive licenses granted to Sanofi in Clause 20.1 of the Agreement:
(a)     with respect to any [***] that is not a [***] (as defined in paragraph 2(c)(i) of the First Amendment), each Party grants to the other Party a [***], perpetual, irrevocable, freely transferable, worldwide license, with the right to grant sublicenses through multiple tiers (as provided in Clause 20.4 of the Agreement), under such Party’s [***], for purposes of [***]; and
(b)    with respect to any [***] that is a [***], if a [***], then each Party grants to the other Party a [***], perpetual, irrevocable, freely transferable, worldwide, with the right to grant sublicenses through multiple tiers (as provided in Clause 20.4 of the Agreement), under such Party’s [***].
For the avoidance of doubt, once a Target is designated as an Approved Collaboration Target, then Clause 22A.3 below applies.

22A.3    Upon designation of a Target as an Approved Collaboration Target, the Pre-ACT Inventions arising out of the Research activities that resulted in such Target shall be deemed [***], [***], or [***], as applicable, for purposes of the Agreement (as such terms apply mutatis mutandis to [***]; provided that:
(a)     any such Pre-ACT Research Invention that is conceived, developed, generated, or otherwise made by or on behalf of Sanofi (other than by EXS, its Affiliates or subcontractors) shall be deemed [***]
(b)    any such Pre-ACT Research Invention that is not covered by the foregoing Clause (a) and pertains to [***] shall be: (i) deemed [***]; or (ii) [***]; and

(c)    any such Pre-ACT Research Invention that is not covered by the foregoing Clause (a) or Clause (b), [***], and is [***] shall be deemed [***] (as further described in the definition of [***]).
22A.5    Notwithstanding anything to the contrary in the First Amendment, the terms of this Clause 22A shall apply to [***] (as defined in paragraph 2(c)(i) of the First Amendment) and shall be deemed to amend and replace the terms of Clause 2(c) of the First Amendment.
22A.6    Notwithstanding anything to the contrary in Clause 33.5 of the Agreement, the Parties agree that the terms of this Clause 22A shall survive and apply after any expiration or termination of the Agreement.
(o)A new Clause 33.2(e) is hereby added to the Agreement which shall provide as follows:
33.2    […]

(e)     Notwithstanding anything to the contrary in Clause 33.2 of this Agreement, any [***] that is conceived, developed, generated, or otherwise made by or on behalf of Sanofi (other than by EXS, its Affiliates or subcontractors) shall [***]. If any [***] is, at the effective date of termination, [***] the Development, Manufacture, or Commercialisation of any Reversion Molecules and Reversion Products directed to such Terminated Target (the “[***]”), then EXS will [***] under [***], solely for purposes of [***] the Development, Manufacture, or Commercialisation of any Reversion Molecules and Reversion Products directed to such Terminated Target. If EXS desires to [***], EXS shall notify Sanofi in writing (such notice, an “Exercise Notice”) on a Reversion Product-by-Reversion Product basis, within [***] days following the effective date of termination with respect to the applicable Terminated Target, which notice shall include [***], and the Parties shall [***], including a reasonable royalty to be paid by EXS to Sanofi on net sales of all Reversion Products, on a Reversion Product-by-Reversion Product and country-by-country basis for a royalty term to be negotiated in good faith by the Parties, but consistent with the Royalty Term. During the [***] for the applicable Terminated Target, [***], Sanofi will [***] for the Development, Manufacturing, or Commercialisation of Reversion Molecules and Reversion Products directed to the Terminated Target, as set forth above in this Clause 33.2(e). For purposes of this Clause 33.2(e), [***].

3.Miscellaneous.
(a)No Other Amendments. This Second Amendment shall be deemed to be a part of and incorporated into the Agreement. In the event of an express conflict between this Second Amendment and the Agreement, this Second Amendment shall control. Except as expressly set forth in this Second Amendment, all of the terms and conditions of the Agreement shall remain unchanged and are ratified and confirmed in all respects and remain in full force and effect.
(b)Entire Agreement. This Second Amendment, together with the Agreement and any exhibits or attachments thereto (including the Schedules and each Research Plan and NSM Research Plan, and all attachments thereto), contains the entire agreement by the Parties with respect to the subject matter hereof, and any reference to the Agreement shall refer to the Agreement, as amended by this Second Amendment.
(c)Counterparts. This Second Amendment may be executed in counterparts with the same effect as if both Parties had signed the same document. All such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

(d)Governing Law. This Second Amendment, and any non-contractual obligations arising out of or in connection with it, is governed by the laws of the State of New York, without regard to conflict of laws principles.
[Signature Page Follows]

In Witness Whereof, and intending to be legally bound hereby, the Parties have caused this Second Amendment to be executed by their respective duly authorized representatives as of the Second Amendment Date.

EXSCIENTIA AI LIMITED By: /s/ David Hallett Name: David Hallett Title: Chief Scientific Officer	SANOFI By: /s/ Brian Bronk Name: Brian Bronk Title: Global Head of Business Development, Neurology, Rare Diseases & Technology Platforms

Exhibit A
[***] Target Criteria
[***].

2

Exhibit B
[***] Target Criteria
[***]

3